Bear Stearns ABS Series 2005-2
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	19,235,795.46	866,437.42	27,639,204.54
A-2	0	380,092.07	15,625,000.00
A-3	64,205,391.94	4,242,392.58	144,407,608.06
M-1	0	866,160.70	33,977,000.00
M-2	0	502,530.81	17,689,000.00
M-3	0	112,832.13	3,853,000.00
M-4	0	208,001.00	5,779,000.00
M-5	0	131,548.53	3,152,000.00
M-6	0	190,060.91	4,554,000.00